CAPITAL GROWTH SYSTEMS, INC.

500 W. Madison Street, Suite 2060

Chicago, Illinois 60661

October 20, 2009

Mr. Adam Phippen

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE:	Capital Growth Systems, Inc.
File No. 0-30831

Amendment No. 2 to Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed August 15, 2008

Amendment No. 1 to Form 10-QSB for Fiscal Quarter Ended March 31, 2008
Filed August 14, 2008

Form 10-Q for Fiscal Quarters Ended June 30, 2008 and September 30, 2008
Filed August 14, 2008 and November 14, 2008

Amendment No.2 to Form 8-K
Filed April 20, 2009

Dear Mr. Phippen:

This letter sets forth the response of Capital Growth Systems, Inc. (the “Company”) to the Comments, dated June 15, 2009, of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 2 to the Form 10-KSB for the fiscal year ended December 31, 2007 filed on August 15, 2008, and to Amendment No. 1 to the Form 10-QSB for the fiscal quarter ended March 31, 2008 filed on August 14, 2008, and to the Form 10-Q for the fiscal quarters ended June 30, 2008 and September 30, 2008 filed on August 14, 2008 and November 14, 2008, and to Amendment No. 2 to Form 8-K, respectively. In order to ease your review, we have repeated each Comment in its entirety.

AMENDMENT NO. 2 TO FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

1.	PLEASE PROVIDE US WITH A DETAILED DESCRIPTION OF THE VALUATION ISSUE DISCLOSED IN FORM 8-K FILED JUNE 8, 2009. IN DOING SO, DESCRIBE THE VALUATION METHODOLOGY UNDER CONSIDERATION, THE REASONS WHY THE VALUATION METHODOLOGY UNDER CONSIDERATION WOULD BE APPROPRIATE UNDER THE CIRCUMSTANCES AND HOW ITS APPLICATION WOULD IMPACT YOUR PREVIOUSLY ISSUED ANNUAL AND INTERIM FINANCIAL STATEMENTS. IN ADDITION, EXPLAIN TO US WHY YOUR PREVIOUS VALUATION METHODOLOGY IS INAPPROPRIATE UNDER THE CIRCUMSTANCES.

In connection with its Form 10-K for 2007, as amended, the Company, with the assistance of a valuation specialist, employed the Black-Scholes model in valuing the embedded derivative (conversion option) within the Junior Secured Facility. In connection with the 2008 audit, which it did not complete, BDO advised that it believed the Black-Scholes model was an unacceptable approach to establish the value of the embedded derivative in the prior year.

During the time prior to BDO’s termination and through the period immediately prior to filing of the 2008 10-K, the Company consulted with a variety of advisors to determine whether the issue raised by BDO had merit and, if so, what an alternative method would look like and yield.

A number of approaches were raised and considered including one that effectively valued the embedded derivative using the intrinsic value method. As the Company does not have sufficient authorized shares to settle possible conversions, the intrinsic value method was determined to not be an acceptable method in the circumstances.

Valuation units from firms of national representation were also consulted. Based on the consultations, the Company determined that its original valuation was not inappropriate. The Company’s predecessor auditor reaffirmed its opinion on the 2007 statements and its successor auditor completed the 2008 engagement.

ITEM 7.             FINANCIAL STATEMENTS, PAGE 13

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 19

2.	WE REVIEWED YOUR RESPONSE TO COMMENT 12 IN OUR LETTER DATED MARCH 30, 2009 AND NOTE THAT REPAYMENTS OF LONG-TERM DEBT AND PROCEEDS FROM ISSUANCE OF STOCK AND UNIT OFFERINGS INCLUDES NON-CASH TRANSACTIONS RELATED TO CONVERSIONS OF NOTE OBLIGATIONS TO UNITS. IN FUTURE FILINGS PLEASE EXCLUDE NON-CASH INVESTING AND FINANCING ACTIVITIES FROM CASH FLOWS PRESENTED IN THE STATEMENT AND DISCLOSE THE TRANSACTIONS IN SUPPLEMENTAL DISCLOSURES REGARDING NON-CASH INVESTING AND FINANCING ACTIVITIES. REFER TO PARAGRAPH 32 OF SFAS 95.

The Company will enhance its awareness of non-cash investing and financing activities and exclude such from the cash flows presented in the statement. Additional attention will be given to the display of these transactions in the supplemental disclosures.

ITEM 8A(T).    CONTROLS AND PROCEDURES, PAGE 67

3.	WE REVIEWED YOUR RESPONSE TO COMMENT 14 IN OUR LETTER DATED MARCH 30, 2009. PLEASE FILE AN AMENDMENT THAT INCLUDES THE PROPOSED REVISIONS TO YOUR DISCLOSURE.

The Company has amended its Form 10-KSB for the year ended December 31, 2007 to specifically include the revisions proposed. Please see Acc-no: 0001193125-09-178321 (34 Act).

EXHIBITS 31.1 AND 31.2

4.	WE REVIEWED YOUR RESPONSE TO COMMENT 15 IN OUR LETTER DATED MARCH 30, 2009. PLEASE FILE AN AMENDMENT TO INCLUDE THE REVISED CERTIFICATIONS AS SET FORTH IN ITEM 601 (B)(31) OF REGULATION S-K.

The Company has amended its Form 10-KSB for the year ended December 31, 2007 to specifically include the revised certifications. Please see Acc-no: 0001193125-09-178321 (34 Act).

AMENDMENT NO. 1 TO FORM 10-QSB FOR QUARTERLY PERIOD

ENDED MARCH 31, 2008

5.	WE REVIEWED YOUR RESPONSE TO COMMENT 19 IN OUR LETTER DATED MARCH 31, 2009. PLEASE FILE AN AMENDMENT TO INCLUDE REVISED CERTIFICATIONS AS SET FORTH IN ITEM 601(B)(31) OF REGULATION S-K. IN DOING SO, CONSIDER THE COMMENT BELOW REGARDING EARNING PER SHARE COMPUTATIONS.

The Company recently amended its Form 10-QSB for the quarterly period ended March 31, 2008 to specifically include the revised certifications. Please see Acc-no: 0001193125-09-210451 (34 Act) and the response to Comment 6 below.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 6

6.	WE REVIEWED YOUR RESPONSE TO COMMENT ONE IN OUR LETTER DATED MARCH 30, 2009. IT APPEARS THAT THE APPLICATION OF THE GUIDANCE IN PARAGRAPH 29 OF SFAS 128 AND EITF D-72 WOULD HAVE A DILUTIVE EFFECT ON EARNINGS PER SHARE PRESENTED FOR THE QUARTER ENDED MARCH 31, 2008. IT ALSO APPEARS THAT THE APPLICATION OF PARAGRAPH 29 OF SFAS 128 AND EITF D-72 WOULD HAVE A DILUTIVE EFFECT ON EARNINGS PER SHARE PRESENTED FOR THE QUARTERS ENDED JUNE 30, 2007 AND SEPTEMBER 30, 2007. PLEASE TELL US WHY YOU BELIEVE YOUR EARNINGS PER SHARE COMPUTATIONS FOR THESE QUARTERS COMPLY WITH THE REFERENCED GUIDANCE OR WHY THE REFERENCED GUIDANCE IS NOT APPLICABLE TO YOUR FACTS AND CIRCUMSTANCES.

The Company reviewed paragraph 29 of SFAS 128 as well as EITF D-72 and reevaluated each of its instruments as potential adjustments to the diluted EPS calculation. Pursuant to that review, gains or losses on warrants and derivatives, discounts associated with convertible debt, and interest expense have been included as adjustments to the numerator data. As a result, diluted earnings per share for the quarters ended June 30, 2007, September 30, 2007, and March 31, 2008 have been restated in Note 21 of Form 10-K for the year ended December 31, 2008.

FORM 10-Q FOR QUARTERLY PERIOD ENDED JUNE 30, 2008

7.	WE REVIEWED YOUR RESPONSE TO COMMENT 18 IN OUR LETTER DATED MARCH 31, 2009. PLEASE FILE AN AMENDMENT TO INCLUDE REVISED CERTIFICATIONS AS SET FORTH IN ITEM 601(B)(31) OF REGULATIONS S-K. IN DOING SO, CONSIDER THE ABOVE COMMENT REGARDING EARNINGS PER SHARE COMPUTATIONS.

The Company recently amended its Form 10-Q for the quarterly period ended March 31, 2008 to specifically include the revised certifications. Please see Acc-no: 0001193125-09-210456 (34 Act). Diluted earnings per share for the quarters ended June 30, 2007, September 30, 2007, and March 31, 2008 have been restated in Note 21 of Form 10-K for the year ended December 31, 2008.

FORM 10-Q FOR QUARTERLY PERIOD ENDED SEPTEMBER 30, 2008

8.	WE REVIEWED YOUR RESPONSE TO COMMENT 16 IN OUR LETTER DATED MARCH 30, 2009. PLEASE FILE AN AMENDMENT TO INCLUDE REVISED CERTIFICATIONS AS SET FORTH IN ITEM 601(B)(31) OF REGULATIONS S-K. IN DOING SO, CONSIDER THE ABOVE COMMENT REGARDING EARNINGS PER SHARE COMPUTATIONS.

The Company recently amended its Form 10-Q for the quarterly period ended September 30, 2008 to specifically include the revised certifications. Please see Acc-no: 0001193125-09-210460 (34 Act). Diluted earnings per share for the quarters ended June 30, 2007, September 30, 2007, and March 31, 2008 have been restated in Note 21 of Form 10-K for the year ended December 31, 2008.

AMENDMENT NO. 2 TO FORM 8-K FILED APRIL 20, 2009

9.	WE NOTE THAT THE FINAL CLOSING OF THE VANCO DIRECT ACQUISITION OCCURRED ON APRIL 14, 2009. WE ALSO NOTE THAT YOU FILED AUDITED AND UNAUDITED FINANCIAL STATEMENTS OF VANCO DIRECT IN FORM 8-K/A FILED FEBRUARY 5, 2009 AND YOUR DISCLOSURE THAT YOU INTEND TO CONSOLIDATE THE FINANCIAL STATEMENTS OF VANCO DIRECT AS OF THE FINANCIAL CLOSING DATE. IN ADDITION, WE NOTE THE DISCLOSURE IN EXHIBIT 16.1 TO FORM 8-K/A FILED JUNE 11, 2009 REGARDING INTERNAL CONTROLS OVER COMPLEX TRANSACTIONS, INCLUDING PURCHASE ACCOUNTING FOR A SIGNIFICANT ACQUISITION. PLEASE TELL US THE FACTS AND CIRCUMSTANCES THAT SUPPORT YOUR INTENT TO CONSOLIDATE THE FINANCIAL STATEMENTS OF VANCO DIRECT AS OF THE FINANCIAL CLOSING DATE IN LIGHT OF THE GUIDANCE IN PARAGRAPH 48 OF SFAS 141. ALSO TELL US WHY YOU HAVE NOT PROVIDED THE PRO FORMA FINANCIAL INFORMATION REQUIRED BY RULE 8-05 OF REGULATION S-X. FINALLY, TELL US WHETHER OR NOT YOU STILL INTEND TO CONSOLIDATE THE FINANCIAL STATEMENTS OF VANCO DIRECT AS OF THE FINANCIAL CLOSING DATE AND, IF NOT, WHETHER YOU INTEND TO UPDATE THE FINANCIAL STATEMENTS INCLUDED IN FORM 8-K/A FILED FEBRUARY 5, 2009 IN ACCORDANCE WITH RULE 8-08 OF REGULATION S-X AND TO PROVIDE THE PRO FORMA FINANCIAL INFORMATION REQUIRED BY RULE 8-05 OF REGULATION S-X.

SFAS 141, paragraph 48, defines the date of acquisition as “ordinarily the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued. … The designated date should ordinarily be the acquisition date for accounting purposes if a written agreement provides that effective control of the acquired entity is transferred to the acquiring entity on that date without restrictions…” The Company believes that the criteria above were met upon the first (or “Financial”) closing of the Vanco Direct acquisition on November 20, 2008 as the Company’s equity interest was effectively always 100% from the Financial closing date and the Company was responsible for Vanco Direct’s business operations – including any losses that may have accrued between the Financial closing and the second (or “Final”) closing on April 14, 2009.

In light of required regulatory consideration and the potential that approvals at the Federal and state levels might not have been granted, the closing of the transaction was agreed to be in two phases. Such structure was designed between Seller and Buyer in order to allow for the transaction to consummate in the appropriate form irrespective of the disposition of the requests for regulatory approval.

Effective with the Financial closing on November 20, 2008, the Company paid full consideration for the Interests of Vanco Direct and began operating Vanco Direct under a management services agreement (“MSA”). The purchased Interests were held in escrow until the Company and the Seller obtained the required Federal and state regulatory approvals.

As the Company paid full consideration for 100% of the Interests of Vanco Direct and, through the MSA, had both the ability to control Vanco Direct and receive substantially all of the economic risks and rewards of ownership, the Company effectively obtained a controlling financial interest in Vanco Direct with the first (or Financial) Closing.

The acquisition of Interests was accounted for using the purchase method in accordance with SFAS 141, Business Combinations. Accordingly, the net assets were recorded at their estimated fair values and operating results were included in the Company’s consolidated financial statements from November 20, 2008, the date of acquisition.

Effective April 14, 2009, the Company received all the state and federal regulatory approvals deemed necessary to finalize the technical closing of the acquisition and the certificate for the Interests was released from escrow.

Due to the complexities the Company encountered in (a) the preparation of the audited and interim financial statements for the acquired company, (b) the subsequent valuation process that was dependent on those financial statements and which became a material component of the pro forma financial information; and (c) the proper accounting for the financing instruments that enabled the transaction which also became a material component of the pro forma disclosure, the Company determined that it would be ill-advised to publish misleading pro forma information prior to resolution of the issues above.

The Company has amended it Form 8-K/A to include the pro forma financial information required by Rule 8-05 of Regulation S-X. Please see Acc-no: 0001193125-09-178332 (34 Act).

~ ~ ~ ~ ~

Mr. Adam Phippen

October 20, 2009

In response to the Staff’s request in your letter dated June 15, 2009, Capital Growth Systems, Inc. hereby acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

(3)	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAPITAL GROWTH SYSTEMS, INC.

By:	/s/ Patrick C. Shutt
Patrick C. Shutt, Chief Executive Officer

/s/ Jim McDevitt
Jim McDevitt, Chief Financial Officer

cc:	Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance